June 29, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Scott M. Anderegg

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS GrowGeneration Corp. (CIK No. 0001604868)
Registration Statement on Form S-1, as amended (File No. 333-239058)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of GrowGeneration Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 175 copies of the Preliminary Prospectus dated June 23, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Blank]

Sincerely,

OPPENHEIMER & CO. INC.,

as Representative of the Several Underwriters

By:	/s/ Peter Bennett
Name: Peter Bennett
Title: Managing Director

Signature Page to Underwriter Acceleration Request